Bradley C. Weber	Goodwin Procter
+1 650 752 3226	601 Marshall Street
BWeber@goodwinlaw.com	Redwood City, CA 94063
goodwinlaw.com
+1 650 752 3100
September 11, 2023
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Austin Pattan
Jeff Kauten
Joseph Cascarano
Robert Littlepage

Re:	Klaviyo, Inc.
Registration Statement on Form S-1
Filed August 25, 2023
File No. 333-274211
Ladies and Gentlemen:
This letter is submitted on behalf of Klaviyo, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 filed on August 25, 2023 (the “Registration Statement”), as set forth in the Staff’s letter dated September 7, 2023 addressed to Andrew Bialecki, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Amended Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Securities and Exchange Commission
September 11, 2023

Registration Statement on Form S-1 filed August 25, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 76
1.    We note as of June 30, 2023 there is approximately $451.9 million of unrecognized stock-based compensation related to unvested restricted stock units subject to both a service-based vesting condition and a performance-based vesting condition. Please discuss, in quantified detail, the charge that will be incurred upon consummation of the offering. Also, please disclose the charge on page 104 and consider addressing this issue in your Risk Factor disclosures.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 102 of the Amended Registration Statement to add quantification of the stock-based compensation amount to be incurred upon consummation of the offering. In addition, the Company has revised page 60 of the Risk Factors section of the Amended Registration Statement to address the Staff's comment.
Comparison of the Six Months Ended June 30, 2023 and 2022
Revenue, page 85
2.    Please clarify the disclosure by briefly explaining why the dollar-based net retention rate, or NRR, is useful in understanding the usage growth of your services for all periods presented.
The Company respectfully acknowledges the Staff's comment and has removed this disclosure, as well as similar disclosure for the comparison of the years ended December 31, 2021 and 2022, from the Amended Registration Statement.
Unaudited Quarterly Results of Operations, page 90
3.    Please revise the presentation of your financial statements and other data presented in tabular form so that it reads consistently from left to right in the same chronological order throughout the filing. In this regard, the presentation of your June 30, 2023 interim balance sheet alongside the December 31, 2021 year-end balance sheet should be addressed. We refer you to SAB Topic 11:E.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered SAB Topic 11:E in determining its presentation. The Company notes that SAB Topic 11:E does not specifically address the presentation of interim and annual periods alongside each other. The Company followed the convention of presenting the annual periods first, with the most current period first, and then the interim periods, with the most current period first, when reading left to right. The Company believes its approach is consistent with the intent of SAB Topic 11:E, as well as other similar filings as it has established a consistent presentation. The Company believes its presentation is clear to the reader when considering both annual and quarterly financial information are presented in one document and the presentation in its previously filed Form S-1 and S-1/A filings. This methodology has been consistently applied throughout the filing. The

Securities and Exchange Commission
September 11, 2023

Company will ensure in future filings that financial statements and other data presented in tabular form will read consistently from left to right in the same chronological order throughout the filing per Staff Accounting Bulletin Topic 11:E.
Note 11. Stock-Based Compensation
Restricted Stock Units, page F-32
4.    We note that you determined the weighted-average grant date fair value of the awards for the year ended December 31, 2023 to be $35.29 per RSU. We also note that RSUs granted during the quarter ended June 30, 2023 decreased to a weighted average grant date fair value of $23.45 per RSU. Please tell us and describe the factors that contributed to the differences in grant date fair values for these awards, including any intervening events within the company or changes in your valuation assumptions or methodology.
The Company respectfully acknowledges the Staff's comment and advises the Staff that based on common stock valuations performed during the six months ended June 30, 2023, the Company saw a decrease in the fair value of its common stock and redeemable common stock from the valuations performed during the year ended December 31, 2022. The Company further advises the Staff that this decrease was not due to a single business or economic event. Rather, the decrease was due to a change in overall market conditions arising from the macro-economic environment and the impact thereof on valuations of companies in the technology sector subsequent to the first quarter of fiscal year 2022. The Company has revised page 106 of the Amended Registration Statement to discuss the reason behind this decrease.
Signature Page Follows.

Securities and Exchange Commission
September 11, 2023

We hope the foregoing answers are responsive to your comments. If you should have any questions concerning this correspondence, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber
Bradley C. Weber
Goodwin Procter LLP

cc:	Andrew Bialecki, Klaviyo, Inc.
Amanda Whalen, Klaviyo, Inc.
Landon R. Edmond, Klaviyo, Inc.
Cameron S. Vermette, Klaviyo, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Kim S. de Glossop, Goodwin Procter LLP
Kristin A. Gerber, Goodwin Procter LLP
Frank F. Rahmani, Sidley Austin LLP
Samir A. Gandhi, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
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